[FIRST FINANCIAL HOLDINGS, INC. LETTERHEAD]

November 15, 2010

Via Edgar and Overnight Mail

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:	First Financial Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 000-17122

Dear Mr. Cline:

This letter sets forth the responses of First Financial Holdings, Inc. (the “Company” or “First Financial”) to the additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 13, 2010 in connection with our letter filed on August 31, 2010 in response to the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

The relevant text of the Staff’s comments has been included in this letter.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1.	Please refer to your response to comment 2 of our July 30, 2010 letter and address the following:

a.
Please provide us a schedule that identifies the qualitative factors that were updated in each quarter in 2009 and in each completed quarter for fiscal 2010, including the amount by which they were adjusted.

b.	Describe how you determined the amount of the adjustment made to each factor, including the historical periods, related trends and current economic indicators considered.
 c.  Compare and contrast the updated factors to your actual experience.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

Response:

Please refer to the attached Appendix which addresses the questions related to the calculation for the provision for loan losses each quarter.

2.
Please refer to your response to comment 3 of our July 30, 2010 letter.  Your response did not provide us the information we requested regarding your targeted reviews; therefore, we reissue the comment.  Also, implementing a new process that specifically identifies segments of the loan portfolio and that establishes both qualitative thresholds and related review procedures continues to appear to be a change in methodology.

Response:

Please refer to the attached Appendix which addresses the questions related to the calculation for the provision for loan losses each quarter.

3.
In the context of the phased-in implementation of the “enhancement of the frequency, scope and depth of the Company’s ongoing loan monitoring process” over multiple quarters as discussed in your response to comment 3 of our July 30, 2010 letter, please tell us how you determined, as you indicated in the last sentence of your response to comment 2 of that letter, that the relevant “processes” were “consistently applied” in order “to ensure that the allowance is appropriate at each balance sheet date.”  Clearly address why you believe the processes were consistently applied to all segments across your portfolio in a timely manner.

Response:

Please refer to the attached Appendix which addresses the questions related to the calculation for the provision for loan losses each quarter.

4.
You state in your response to comment 4 of our July 30, 2010 letter that “The decline in collateral values and deteriorated financial condition of borrowers determined through the Company’s ongoing loan monitoring processes, including as a result of the enhanced processes implemented during the period, resulted from the current economic conditions ... were appropriately captured within the correct quarter.”  Tell us how you were able to make that determination for the balance sheet dates after you determined that the targeted review program was warranted but prior to its completion for all segments of your portfolio.

Response:

Please refer to the attached Appendix which addresses the questions related to the calculation for the provision for loan losses each quarter.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

5.
You state in your response to comment 4 that “There were no triggering events in any previous periods that would have led management to have knowledge of a probable 1oss or prompted the Company to react prior to the period in which the loss was recorded.”  Similar1y, the last sentence of your proposed disclosure revisions in response to our previous comment 1 states “Management believes that the Allowance for Loan Losses is sufficient at each balance sheet date based on facts known at the time.”  Please confirm that you were not aware of any facts that would have led you to increase your allowance at a given balance sheet date.  In any event, please tell us and revise your future filings to more clearly disclose how you determined you had the appropriate and sufficient facts (persuasive evidence) supporting your conclusions in your possession at each of the balance sheet dates subsequent to your decision that the enhancements were necessary for all portfolio segments but prior to your completed phase-in of your targeted review program to enhance “the frequency, scope and depth of the Company’s ongoing loan monitoring process” for each of your portfolio segments.

Response:

Please refer to the attached Appendix which addresses the questions related to calculation for the provision for loan losses each quarter.

Form 10-Q for the Quarter Ended June 30, 2010

Income Statement. page 4

6.
Please revise future filings to exclude the presentation of basic and diluted earnings per share which do not use net income/loss available to common shareholders as the numerator or tell us how your current presentation is consistent with the guidance in ASC 260-10-45-10 and ASC 260-10-45-16.

Response:

The Company acknowledges the Commission’s request and will revise future filings to present basic and diluted earnings per share based on net income/loss available to shareholders exclusively.

7.
It appears you have inadvertently added the portion of the loss recognized in OTTI back to the total OTTI losses for the nine months ended June 30, 20l0 in determining the net impairment losses recognized in earnings.  Please advise or revise.

Response:

The Company acknowledges the Commission’s request and will amend future filings to correct the line item description discussed.  Please note that the individual components of the net impairment losses recognized in earnings and the calculation of the net amount are correct.  However, the label for the line should be restated as follows:

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

STATEMENT OF OPERATIONS EXCERPT:	For the Nine Months Ended
	June 30, 2010	June 30, 2009
Total other-than-temporary impairment losses	(2,124)	(7,132)
Portion of (gain) loss recognized in in other comprehensive income before taxes	(499)	3,753
Net impairment losses recognized in earnings	(2,623)	(3,379)

Statement of Cash Flows, page 7

8.	Please tell us and revise future filings to disclose what the “net other comprehensive loss” line item in the operating section includes and why it is appropriate.

Response:

The Company acknowledges the Commission’s comment and determined that the line item referenced above in the Statement of Cash Flows in the Form 10-Q for the nine month period ended June 30, 2010 was inappropriately grossed up in the presentation for that period only.  Prior filings were correctly presented with the net amounts excluded as non-cash activity.  We will correct the presentation in future filings, to be consistent with prior reports, commencing with the Form 10-K for the year ended September 30, 2010.

9.
Please refer to comment 10 of our February 18, 2010 letter and attachment 10 provided with your response.  We note you continue to present capitalized mortgage servicing rights in the statement of cash flows.  As noted in our prior comment, these assets do not exist until they are separated from the underlying loans when the loans are sold, at which time they are reclassified from the loans to mortgage servicing rights.  The reclassification is a non-cash event.  Please revise accordingly.

Response:

The Company acknowledges the Commission’s comment and determined that while we had appropriately corrected the presentation related to mortgage servicing rights on the Statement of Cash Flows that was included in the Form 10-Q for the period ended March 31, 2010, a prior format was incorrectly reverted to for the June 30, 2010 Form 10-Q.  We will revise future filings commencing with the Form 10-K for September 30, 2010 to present the components related to mortgage servicing rights consistent with appropriate accounting literature guidance.

Note 2. Critical Accounting Estimates and Related Accounting Policies. page 9

Allowance for Loan Losses

10.	Please revise to disclose whether management believes that the ALLL is appropriate at each balance sheet date based on the requirements of US GAAP. The reference to the adequacy of the ALLL

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

refers to whether the ALLL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALLL is appropriate under GAAP.

Response:

Please note that the disclosure as requested above is currently included in the second paragraph on page 42 in the Management’s Discussion and Analysis discussion of the June 30, 2010 Form 10-Q.  In addition, we will include in  future filings commencing with the Form 10-K for September 30, 2010 to specifically state in the critical accounting policy notes to the financial statements that management believes that the ALLL is appropriate under GAAP.

Note 5, Investment Securities. page 14

11.
We note your disclosure that the unrealized losses on investments in MBS and CMO's were attributable to continued market turmoil, temporary credit write-downs and liquidity.  Please clarify what you mean by temporary credit write-downs and explain how they result in unrealized losses. We note that credit losses should reduce the amortized cost of the security and be recognized in earnings.  Please confirm that you have recognized all credit losses in earnings.

Response:

The Company acknowledges the Commission’s comment and will revise the disclosure in future filings to more accurately discuss the unrealized losses in the investment portfolio.  Please refer also to the corrected table and discussion under item 12 below relative to the unrealized losses by category.  The phrase “temporary credit write-down” was not a clear description.  The unrealized loss resulting from reduced market valuations of the CMOs was due primarily to the perceived additional credit risk in the market place.   The majority of the investments in this category, however, remain classified as investment grade based on reviews from the rating agencies and have nominal losses in excess of 12 months.  As the market turmoil abates, we expect that prices will continue to improve.  All securities are reviewed for credit impairment and, at this time, only one CMO is expected to be permanently impaired.  Credit-related impairment on this CMO security, as well as all CDO securities with identified impairment, was appropriately charged to earnings in the period incurred.

12.
The amount of unrea1ized losses at June 30, 2010 for your corporate debt securities, mortgage-backed securities and CMO’s presented in your table on page 14 does not agree with the amounts presented for these securities in the table of unrealized losses 12 months or longer on page 15.  Please correct this presentation in future filings.  If your mortgage-backed securities do have $4,157,000 in unrealized losses 12 months or longer, please tell us in detail and revise future filings to explain how you determined that this impairment was not other than temporary.

Response:

The Company acknowledges the Commission’s comment and determined that the unrealized losses disclosed for corporate debt obligations and mortgage-backed securities were inadvertently reversed.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

Below is the corrected table as of June 30, 2010.  Please note that future filings will present unrealized losses in the appropriate category.  Please refer also to item 11 above related to the discussion of MBS and CMOs (both included in the Mortgage-backed securities line below) unrealized losses related to these securities.

As of June 30, 2010
	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:
Corporate debt securities	$ -	$ -	$ 5,242	$ 4,457	$ 5,242	$ 4,457
Mortgage-backed securities	26,608	535	27,137	765	53,745	1,300
Total temporarily impaired	$ 26,608	$ 535	$ 32,379	$ 5,222	$ 58,987	$ 5,757

Securities held to maturity:
State and municipal obligations	$ 758	$ 13	$ -	$ -	$ 758	$ 13

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (843) 529-5456 or bbettendorf@firstfederal.com.

Sincerely,

/s/Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President & Chief Financial Officer

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

APPENDIX

In Response to Items 1 – 5 of the Comment Letter Dated October 13, 2010

In connection with our conference call on October 20, 2010, and in response to the most recent comment letter dated October 13, 2010, the following is to provide additional information about First Financial’s and its subsidiary, First Federal’s, policies and processes as well as quantification of the quarterly impact to our provision for loan losses and Allowance For Loan Losses (“Allowance”) balances.

To summarize the timing of certain events and circumstances affecting the credit administration processes and quarterly provisions, please note the following:

•
Our Chief Credit Officer (“CCO”) was employed by First Federal in September 2009.  His responsibilities include assessing our credit policy and procedures, risk assessment processes, and our current loan portfolio condition.

•
Existing procedures in place until September 2009 included annual review of large loans, quarterly problem loan and impairment analysis reviews, and monthly monitoring of past due loans.  In addition, the Company engages an external loan review firm to perform periodic audits of the risk rating process and loan valuations.  These procedures were considered adequate at that time given the relatively stable condition of the portfolio and the trends of credit risk metrics including delinquencies, nonaccrual loans and charge-offs.

•
Throughout 2009, the national economy continued to deteriorate and there was increasing stress on the coastal markets of the Carolinas in which we operate.  Specifically, into the latter half of calendar 2009, unemployment was increasing in South Carolina, real estate valuations were decreasing and slower sales resulting in excess housing inventories were noted in 2009 and into 2010.

•
During the fourth quarter of our 2009 fiscal year, some deterioration of the loan portfolio was noted, which is discussed in more detail by sector below.  As a result, enhanced procedures in the credit administration area were developed and implemented during the fourth fiscal quarter of 2009:

o
In order to improve the timely identification of losses in the portfolio, beginning in the first fiscal quarter of 2010, our CCO enhanced the existing monthly review of past due loans by increasing the frequency of the current problem loan and impairment review processes from quarterly to monthly.

o
In addition our CCO adjusted the scope of the monthly reviews to provide more coverage of the entire loan portfolio to ensure timely recognition of potential problems and losses.  The scope of regular monthly problem loan reviews from that point forward have included all commercial loans greater than $200 thousand and past due greater than 30 days (previously greater than $500 thousand) and all criticized and classified loans greater than $500 thousand (previously included in the quarterly review process).

o
Loan review processes were enhanced to include a global cash flow and borrower’s financial condition analysis as a part of the monthly reviews of problem loans, rather than at the annual review as in the past.

o	At the onset of evidence of deterioration in the portfolio, appraisals were requested more frequently than our normal annual policy and in particular, in our more volatile coastal

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

markets when collateral values were rapidly dropping as evidenced by the comparable sales analysis and the increased volume of bank-owned properties in the market. In addition, we commenced using “BPO” valuations to supplement the appraisals in order to monitor collateral values on a more timely basis.
·
In our response letter dated June 4, 2010, we disclosed specific details as to certain loans, facts and valuation deterioration with quantification of the impact to the provision for the specific quarters addressed.  Please refer to our responses dated June 4, 2010 to “Original Comment Letter Item #21” and Item #10 of your letter dated May 7, 2010.

The following discussion is to provide additional information, timing, and quantification of the factors influencing management’s decisions as to enhancing processes and procedures surrounding credit administration and risk management.  Management continues to maintain that revisions to processes did not constitute a new methodology with respect to our loan review procedures.  Rather, we have prudently implemented, as and when we have determined necessary, appropriate supplemental procedures to address circumstances affecting the condition of our loan portfolio.  The “targeted reviews” were not “phased-in,” but sectors were addressed, as it became evident that additional actions were warranted.  Also, the “targeted reviews” represent an increase in frequency and acceleration of timing to existing credit risk management processes addressing specific additional risk factors determined, rather than a new methodology.

We view delinquency trends as a leading indicator of potential problems in the loan portfolio that highlight higher risk sectors.  Thus management determined, based on evidence from our loan portfolio as well as economic news and trends in our markets, that the Land and Acquisition & Development (“A&D”) loan categories contained increasing inherent risk of loss earlier than the other sectors, particularly in our coastal markets.  This was determined primarily based on the increasing changes in the levels of delinquencies in the Land and A&D categories.  Specifically, the following trends were monitored between the June 30, 2009 quarter end and our fiscal year end:

DELINQUENT LOANS TO GROSS LOAN BALANCE	3/31/2009	6/30/2009	09/30/09	12/31/09	03/31/10	06/30/10
Residential mortgages (1-4 Family)	1.58%	1.29%	1.43%	1.32%	1.26%	0.86%
Residential construction (1-4 Family)	5.23%	0.71%	1.61%	2.89%	0.57%	-
Commercial real estate	0.76%	0.78%	0.98%	1.51%	2.34%	0.95%
Commercial construction	-	-	-	-	3.21%	-
Commercial business	1.04%	0.54%	0.61%	3.13%	3.22%	1.79%
Land	1.93%	2.79%	3.08%	3.04%	1.24%	0.92%
Home equity lines of credit	0.86%	0.79%	0.57%	1.18%	1.30%	1.34%
Manufactured housing	1.01%	1.23%	1.28%	1.48%	\	1.13%
Credit cards	1.84%	1.32%	0.59%	1.29%	1.56%	1.69%
Marine	1.03%	1.27%	1.06%	2.38%	1.39%	0.62%
Other consumer	0.60%	1.04%	1.49%	2.16%	0.69%	0.49%
	1.34%	1.22%	1.33%	1.63%	1.55%	0.99%

Accordingly, as noted above, we determined that the Land category, which included A&D loans, was the first sector to demonstrate increasing stress with delinquencies increasing to 2.79% by the end of the June 30, 2009 quarter and exceeding 3% by the end of the September 30, 2009 quarter.  The other sectors did not have notable increases in the September 30, 2010 quarter, with the exception of Residential Construction during the first fiscal quarter of 2010, which was isolated to a few loans that were already

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

included in our regular monitoring procedures.  Further, there were also categories with improvements in the delinquency measurements.  Given the increasing delinquency trends through the September 30, 2009 quarter, management identified Land and A&D loans as a higher risk sector with potential increasing problems and, in the first quarter of fiscal year 2010, implemented additional review procedures to its existing processes.

By the end of the first fiscal quarter of 2010 (December 31, 2009), we also noted increased risk in the Commercial Real Estate (“CRE”) and Commercial Business loan portfolios, which was consistent with general trends in the industry as these sectors took longer to demonstrate stress and deterioration.  The delinquencies in the CRE and Commercial Business portfolios increased notably by the end of our first fiscal quarter of 2010 and into the second fiscal quarter.  As a result, we implemented additional review procedures to supplement existing procedures and to proactively address potential deterioration in these sectors during the second fiscal quarter.

It is important to note that the “targeted reviews” of loan categories resulting from identified stress on particular sectors included performing loans which were analyzed in this process prior to their becoming past due or otherwise classified.  Loans within the targeted sectors which meet the criteria for monthly problem loan reviews (i.e., those classified or past due loans) were addressed as a part of the ongoing review process.  Any incremental reviews were of performing loans that may be in a market or a category that we determined was subject to deterioration because of the nature of the collateral and the economic factors in specific markets.  As a result, loans that were less than 90 days past due were placed on nonaccrual status and specific reserves, as necessary, were recorded to the provision each quarter for losses incurred based on a proactive financial analysis of the credit prior to the loan going past due, but with determined impairment based on the borrowers’ global cash flow analysis.

The following table quantifies by quarter the principal balance of preforming loans reviewed by sector and the related incremental specific reserve on impaired loans placed on nonaccrual status prior to reaching 90 days past due.  In addition, charge-offs by quarter and by sector are presented to include the incremental impact to the provision related to charge-offs.

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

	9/30/2009	12/31/2009	3/31/2010	6/30/2010
Performing Loans Reviewed and Placed on Nonaccrual:
Land - A&D	$5,602	$2,970	$7,595	$12,742
Land - Commercial & unimproved lots	0	5,210	24,650	861
Land - Residential lots	0	340	2,263	561
CRE	0	13,261	13,396	7,623
C&I	0	1,341	519	268
Other loans	0	1,633	418	2,193
Total Loans <90 days past due (performing) to nonaccrual	$5,602	$24,755	$48,841	$24,248

Incremental Specific Reserves:
Land	$2,150	$4,357	$14,916	$6,569
CRE	0	2,473	3,612	2,110
C&I	0	1,028	519	268
Other loans	0	0	0	0
Total Specific reserves on above loans	$2,150	$7,858	$19,047	$8,947

Total Quarterly Provision	$21,280	$25,327	$45,915	$36,373

Quarterly Charge-Offs:
Land	$1,501	$10,657	$18,313	$13,153
CRE	166	1,022	7,131	2,307
C&I	654	652	1,027	1,980
Other loans	4,986	7,935	10,247	14,719
Total Quarterly Charge-offs	$7,307	$20,266	$36,718	$32,159

The Land and A&D loans were identified as higher risk portfolios in the first fiscal quarter of 2010 (December 31, 2009).  Charge-offs and specific reserves resulted accordingly based on loans reviewed, both in the normal problem loan monthly review and the additional review of performing loans in this sector.  As noted above, CRE loans demonstrated increasing signs of deterioration by our second fiscal quarter of 2010 with delinquencies jumping from 1.51% to 2.34% by the end of the March 31, 2010 quarter and resulted in our review of both past due/classified loans and as well as performing loans over $1 million in this category.

The table below quantifies the totals by categories that were reviewed as a part of both the normal problem loan monthly review process, and the additional review of performing loans.  Please note that while Land and A&D sectors were identified as a higher risk of deterioration, entire borrower relationships were reviewed.  Thus, there were several large borrowers with deteriorated financial condition that had exposures in both Land and CRE categories and both were addressed as losses and identified as demonstrated in the table above of performing loans reviewed.  Please also note that the large Land-A&D loans reviewed and reserved in the June 30, 2010 quarter noted in the table above was related to three specific coastal development projects that became a loss in June 2010 based on specific circumstances surrounding the borrower in that month and was not a “carry-over” from prior reviews or a “phase-in” of

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

the review of Land segment.  Loan reviews are a continuous process and as management determined collateral deterioration or other impairment of loans, reserves or charge-offs were taken in the appropriate period.

			Totals meeting review criteria	Percent Reviewed
Loan Category Totals excluding covered loans:	3/31/2010	6/30/2010
Land - A&D, Commercial & unimproved lots	$136,316		$109,837	80.6%
CRE		346,271	225,681	65.2%
C&I		77,490	22,677	29.3%

While there may be some concern by the Staff as to a “phase-in” of reviews, management appropriately adjusted historical loss and qualitative factors in the Allowance at each period end for any probable losses that had been incurred but not yet quantified.  The following is a discussion of our quarterly Allowance model calculations and factor adjustments.

As a part of our quarterly Allowance assessment, management takes into consideration various qualitative factors, including economic conditions, deterioration of the portfolio and specific sector stress, trends in past due, nonaccruals, etc. as indicative of potential losses remaining in the portfolio.  Through the ongoing monthly problem loan reviews, losses were identified and addressed as they were incurred.  The targeted reviews proactively identified impairment of loans which may be currently performing, but do not demonstrate the ability to meet all contractual terms over the life of the loan.

Based on the factors noted, it was necessary for management to appropriately adjust the loss and qualitative factors utilized in the Allowance calculation model to ensure that probable losses in the performing and homogeneous pools were addressed in the correct period and that the Allowance at each balance sheet date was adequate and appropriate in accordance with GAAP.  The following qualitative factors that are likely to cause estimated credit losses in the Company’s existing portfolio to differ from historical loss experience have been the primary items considered each quarter during this credit cycle:

• Changes in lending policies and procedures, specifically the enhanced procedures implemented and the determination of necessary increased frequency and scope of certain loan reviews.
• Changes in regional and local economic and business conditions and developments that affect the collectability of the portfolio.
• Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans.
• Changes in the quality of the Company’s loan review system.
• Changes in the value of underlying collateral for collateral-dependent loans.

The Company’s policy is to adjust a rolling 36-month loss history by loan sector with qualitative factor adjustments as considered necessary at each period end given the facts at the time.  Over the most recent four to six quarters, the qualitative factors have been utilized in part to adjust the 36-month historical losses to recognize the more recent current year loss results given the economic deterioration and

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

increasing charge-offs to ensure the estimated losses in the portfolio are appropriately recognized in the appropriate period.

The following table demonstrates the change in the combined historical loss and qualitative factors and the incremental provision related to change in factors each quarter.

	6/30/2009	9/30/2009	12/31/2009	3/31/2010	6/30/2010
Allowance Factors Trends - Loss & Qualitative - ASC 450-10 Pools
Residential mortgages	0.194%	0.227%	0.275%	0.410%	0.576%
Residential construction	8.219%	8.707%	9.543%	10.768%	12.013%
Commercial real estate	0.523%	0.536%	0.643%	1.361%	1.552%
Commercial construction	0.100%	0.100%	0.912%	0.893%	1.932%
Commercial business	3.487%	3.568%	3.002%	3.322%	3.993%
Land - residential	1.009%	1.150%	2.147%	3.568%	4.112%
Land - commercial	5.436%	5.636%	7.563%	11.090%	11.891%
Home equity loans	0.745%	0.895%	1.997%	2.643%	3.100%
Manufactured housing	1.292%	1.309%	1.338%	1.344%	1.394%
Credit cards	5.773%	5.945%	6.261%	6.563%	6.700%
Marine	3.473%	3.596%	3.791%	4.001%	4.168%
Other consumer loans	3.175%	3.369%	3.653%	3.811%	3.802%

Total Weighted Qualitative Factors	0.503%	0.465%	0.590%	0.640%	0.584%
Total Weighted Historical Loss Factor	0.474%	0.523%	0.674%	0.969%	1.236%
Combined Weighted Historical Loss and Qualitative Factors	0.977%	0.988%	1.264%	1.609%	1.820%
Incremental combined factors		0.011%	0.276%	0.345%	0.211%

Incremental Allowance requirement due to factor adjustment		$238	$5,782	$7,209	$4,399

While we understand that Staff has concerns as to how management concluded that the Allowance was adequate at each balance sheet date “prior to your completed phase-in of your targeted review program”, please note that we did not have a “phased-in” approach.  Rather, we addressed and reviewed the sectors which were identified as higher risk when they were identified as such.  Adjustments to qualitative factors in our Allowance model provided the appropriate estimate of reserves in the correct period.

In conclusion, we were not aware of any facts that would have led us to increase the Allowance at any balance sheet date.  Reviews of past due and classified loans (as previously defined) are performed monthly and factors for each loan, borrower, collateral, etc., are updated in determining valuation of the loans.  Further, appraisals are received and evaluated in accordance with policy and appropriate valuation adjustments are made in a timely manner.  Finally, for factors identified as a potential risk on a specific loan sector, but not as to individual loans which are performing at the reporting period, qualitative factors

Mr. Paul Cline
Securities and Exchange Commission
Division of Corporation Finance
November 15, 2010

in the Allowance model are adjusted appropriately to provide for probable losses in the ASC 450-10 pools.  Management believes that the Allowance is adequate and sufficient for the risk inherent in the portfolio as of each balance sheet date.  Further, management believes that the Allowance is appropriate under GAAP.